FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 28, 2010

Commission File Number	001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, ” AUO Reports 4Q2009 Results”, dated January 28, 2010.
2.	Investor Conference Materials entitled, “AU Optronics Corp. Fourth Quarter 2009 Results”, dated January 28, 2010.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: January 28, 2010	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

News Release

AUO Reports 4Q2009 and Fiscal 2009 Financial Results

Issued by: AU Optronics Corp.
Issued on: January 28, 2010

Hsinchu, Taiwan, January 28, 2010 –

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today announced unaudited results for 4Q2009 and Fiscal 2009. For the fourth quarter ended December 31, 2009, AUO posted consolidated revenue of NT$114.9 billion (US$3.6 billion, up 3.3% from the previous quarter), operating income of NT$1.9 billion (US$59 million), net loss of NT$7.9 billion (US$246 million), attributable to equity holders of the parent company NT$6.9 billion (US$217 million), and basic EPS  of -NT$0.78 per common share (-US$0.25 per ADR) in the fourth quarter.

4Q2009 Result Highlights

AUO reported the following unaudited consolidated results for the fourth quarter of Fiscal 2009:

•	Revenue of NT$114.9 billion, up 3.3% quarter-over-quarter
•	Net loss of NT$7.9 billion
•	Basic EPS of -NT$0.78 per common share
•	Gross margin of 7.6%
•	Operating margin of 1.7%
•	EBITDA (*) margin of 22.0%

Fiscal 2009 Result Highlights

AUO reported the following unaudited consolidated results for the full year 2009:

•	Revenue of NT$359.3 billion, down 15.2% year-over-year
•	Net loss of NT$27.2 billion
•	Basic EPS of -NT$3.04 per common share

For the year of 2009, AUO’s large-sized panels totaled to 89.6 million units, up 12.5% year-over-year. In terms of small- and medium-sized panels, the shipment was over 228.6 million units, an increase of 21.6% from the previous year.

 “We are pleased that AUO’s 4Q2009 shipments of large-sized panels achieved a historical high and beat our previous guidance in 3Q2009 investor conference, “ said Mr. Andy Yang, Chief Financial Officer of AUO. “Despite of the unfavorable panel pricing trends, AUO still delivered positive operating margins, thanks to management team’s swift response to customers’ needs and timely adjustment of the product mix. With continuing product innovation and strong R&D capability, our company was able to report the EBITDA margin of 22%, leading the industry peers. To further strengthen our balance sheet, the company continues to spend great efforts in managing free cash flows, which successfully reduced our gearing rates and maintained a healthy inventory level.”

Looking into 2010, AUO believes there will be full of prosperity and business opportunities. In order to fulfill customers’ demands and to capture the robust growths in Mainland China market, the Company aims to do a “smart expansion” and properly add its capacity investment at the right moment. In addition to its core TFT business, AUO plans to accelerate its developments in leading-edge technologies and new businesses, to further seize the growing opportunities in innovative applications in the coming decade.

* EBITDA=Operating Income +D&A
* Amounts converted by an exchange rate of NTD31.95:USD1 as of December 31, 2009.
* All financial information was unaudited and was prepared by the Company in accordance with generally accepted accounting principles in Taiwan (“ROC GAAP”)

#                      #                      #

ABOUT AU OPTRONICS

AU Optronics Corp. (AUO) is a worldwide top three manufacturer* of thin film transistor liquid crystal display panels (TFT-LCD). AUO is able to provide customers with a full range of panel sizes and comprehensive applications, offering TFT-LCD panels in sizes ranging from 1.2 inches to greater than 65 inches. AUO generated consolidated sales revenue NT$359.3 billion (US$11.2 billion) in 2009 with global operations located in Taiwan, Mainland China, Japan, Singapore, South Korea, the U.S., and Europe. Additionally, AUO is the first pure TFT-LCD manufacturer to successfully list at the New York Stock Exchange (NYSE). AUO extended its market to green energy industry in the end of 2008, and formally founded The Solar Photovoltaic Business Unit in October, 2009. For more information, please visit AUO.com.

* DisplaySearch 3Q2009 WW Large-Area TFT-LCD Shipment Report. This data is used as reference only and AUO does not make any endorsement or representation in connection therewith. 2009 year end revenue converted by an exchange rate of NTD31.95:USD1.

Safe Harbour Notice

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), a worldwide top three manufacturer of large-size TFT-LCD panels, today announced the above news.  Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form 20-F filed with the United States Securities and Exchange Commission on June 4th, 2008.

For more information, please contact:
Freda Lee	Yawen Hsiao
Corporate Communications Division	Corporate Communications Division
AU Optronics Corp.	AU Optronics Corp.
Tel: +886-3-5008800 ext 3206	+886-3-5008800 ext 3211
Fax: +886-3-5772730	+886-3-5772730
Email: freda.lee@auo.com	yawen .hsiao@auo.com

                                                               [GRAPHIC OMITTED]

                        AUO Proprietary & Confidential
                              AU Optronics Corp.
                Fourth Quarter 2009 Results Investor Conference
                               [GRAPHIC OMITTED]
                            2009[GRAPHIC OMITTED]

                                 Jan 28, 2010

                                                               [GRAPHIC OMITTED]

                              Safe Harbor Notice

o   The statements included in this presentation that are not historical in nature are "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United
    States Securities Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics' future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics' current expectations.

o   Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.

o   In addition, any financial information contained herewithin is presented in conformity with accounting principles generally accepted in the Republic of
    China ("ROC GAAP"). Readers should be cautioned that these accounting principles differ in many material respects from accounting principles generally accepted in the United States of America ("US GAAP").

o   Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements, whether as a result of new information, future events or otherwise.

o Additional information as to these and other factors that may cause actual results to differ materially from AU Optronics' forward-looking statements or some of the major differences between ROC GAAP and US GAAP can be found in AU
Optronics' Annual Report on Form 20-F with respect to the year ended December,
2008 filed with the United States Securities and Exchange Commission.

slide01

                                                                           [GRAPHIC OMITTED]
                              Consolidated Income Statement

Amount : NT$ Million Except Per Share Data
                       ------------------    -----------------     ----    -----------------
                              4Q'09                3Q'09           QoQ %         4Q'08
                       ------------------    -----------------     ----    -----------------
Net Sales               114,861    100.0%    111,243    100.0%     3.3%     59,750    100.0%
Cost of Goods Sold     (106,096)   (92.4%)   (98,194)   (88.3%)    8.0%    (80,682)  (135.0%)
                       --------    ------    -------    ------     ----    -------   -------
Gross Profit (Loss)       8,766      7.6%     13,049     11.7%   (32.8%)   (20,932)   (35.0%)
Operating Expenses       (6,866)    (6.0%)    (5,497)    (4.9%)   24.9%     (3,031)   (5.1%)
                       --------    ------    -------    ------     ----    -------   -------
Operating Income
  (Loss)                  1,900       1.7%     7,551      6.8%   (74.8%)   (23,962)   (40.1%)
Net Non-operating
  Expenses(c)           (10,977)    (9.6%)      (299)    (0.3%) 3567.5%     (3,682)    (6.2%)
                       --------    ------    -------    ------     ----    -------   -------
Income (Loss) before
  Tax                    (9,077)    (7.9%)     7,252      6.5%       --    (27,645)   (46.3%)
                       --------    ------    -------    ------     ----    -------   -------
Net Income (Loss)        (7,850)    (6.8%)     7,420      6.7%       --    (26,595)   (44.5%)
                       ========    ======    =======    ======     ====    =======   =======
Attributable t
Equity holders of the
  parent company         (6,926)    (6.0%)     7,299      6.6%       --    (26,565)   (44.5%)
Minority interest          (924)    (0.8%)       121      0.1%       --        (30)    (0.1%)
                       --------    ------    -------    ------     ----    -------   -------
Net Income (Loss)        (7,850)    (6.8%)     7,420      6.7%       --    (26,595)   (44.5%)
                       ========    ======    =======    ======     ====    =======   =======
Basic EPS (NT$)(a)        (0.78)                0.84                 --      (3.0
                                                                =======
------------------------------------------------------------------------------------------
Operating Income + D&A   25,243     22.0%     30,985     27.9%   (18.5%)    (2,812)    (4.7%)
============================================================================================
Unit Shipments (mn)(b)
Large Size Panels          27.4                 26.7               2.5%       15.1
Small & Medium Size Panels 60.1                 64.8              (7.3%)      47.4
============================================================================================
- Unaudited, prepared by AUO on a consolidated basis

(a)  Basic EPS was calculated based on the total weighted average outstanding shares of each quarter (8,797m shares in 4Q09, 8,787m shares in 3Q09 and
     8,760m shares in 4Q08) by retroactively adjusting to stock dividend and stock bonus
(b)  Large size refers to panels that are 10 inches and above
(c)  The increase of the non-operating loss for the fourth quarter is mainly attributable to legal expenses reserved for antitrust matters. The company expects that indictments against the company and certain personnel may be forthcoming in the next few months. The company has and will continue to vigorously defend itself with respect to the antitrust allegations.
     However, given the unpredictable nature of legal matters, the company cannot rule out the possibility that it may not prevail in all such matters or that the matters may settle.Therefore, the company believes that it is appropriate to make such accruals at this time as the company deems appropriate, with the understanding that the final amount, if any, may not be ascertained until the final resolution of these matters.

                                                               [GRAPHIC OMITTED]
                         Consolidated Income Statement

Amount : NT$ Million Except Per Share Data

                                        FY2009                 FY2008           YoY%
                                 -------------------    ------------------     -----
Net Sales                         359,331     100.0%     423,928    100.0%    (15.2%)
Cost of Goods Sold               (352,290)    (98.0%)   (368,600)   (86.9%)    (4.4%)
                                 --------     ------    --------    ------     -----
Gross Profit                        7,041       2.0%      55,328     13.1%    (87.3%)
Operating Expenses                (22,280)     (6.2%)    (22,236)    (5.2%)     0.2%
                                 --------     ------    --------    ------     -----
Operating Income (Loss)           (15,239)     (4.2%)     33,092      7.8%        --
Net Non-operating Expenses(d)     (12,028)     (3.3%)     (6,821)    (1.6%)    76.3%
                                 --------     ------    --------    ------     -----
Income (Loss) before Tax          (27,267)     (7.6%)     26,271      6.2%        --
                                 --------     ------    --------    ------     -----
Net Income (Loss)                 (27,245)     (7.6%)     21,642      5.1%        --
                                 ========     ======    ========     =====     =====
Attributable t
Equity holders of the parent
  company                         (26,769)     (7.4%)     21,267      5.0%        --
Minority interest                    (475)     (0.1%)        374      0.1%        --
Net Income (Loss)                 (27,245)     (7.6%)     21,642      5.1%        --
                                  =======      =====      ======      ====     =====
Basic EPS (NT$)(a)                  (3.04)                  2.43
                                                                              ------
------------------------------------------------------------------------------------
Operating Income + D&A             74,869      20.8%     114,281     27.0%    (34.5%)
  ROE(b)                            (9.7%)                  7.3%                  --
------------------------------------------------------------------------------------
Unit Shipments (mn)(c)
Large Size Panels                    89.6                   79.7               12.5%
Small & Medium Size Panels          228.6                  188.1               21.6%
------------------------------------------------------------------------------------

- Unaudited, prepared by AUO on a consolidated basis
(a)  Basic EPS was calculated based on total weighted average outstanding shares of 8,797m shares and 8,760m shares in 2009 and 2008, respectively
(b)  ROE was based on average equity attributable to shareholders of the parent company
(c)  Large size refers to panels that are 10 inches and above
(d)  The increase of the non-operating loss for the fourth quarter is mainly attributable to legal expenses reserved for antitrust matters. The company expects that indictments against the company and certain personnel may be forthcoming in the next few months. The company has and will continue to vigorously defend itself with respect to the antitrust allegations.
     However, given the unpredictable nature of legal matters, the company cannot rule out the possibility that it may not prevail in all such matters or that the matters may settle.Therefore, the company believes that it is appropriate to make such accruals at this time as the company deems appropriate, with the understanding that the final amount, if any, may not be ascertained until the final resolution of these matters.

slide02

                                                                       [GRAPHIC OMITTED]
Consolidated Balance Sheet Highlights
Amount : NT$ Million
                                  -------        -------         -----         --------
                                    4Q'09         3Q'09          QoQ %           4Q'08
                                  -------        -------         -----         --------
Cash & ST Investment               85,443         58,818         45.3%          83,905
Inventory                          39,230         42,590         (7.9%)         23,611
Short Term Debt(a)                 48,790         51,628         (5.5%)         48,443
Long Term Debt                    133,079        124,104          7.2%         114,342
Equity                            274,919        286,723         (4.1%)        299,259
Total Assets                      622,613        612,830          1.6%         566,936
                                                                 -----
---------------------------------------------------------------------------------------
Inventory Turnover (Days)(b)           35             35                            36
Debt to Equity                       66.2%          61.3%                         54.4%
Net Debt to Equity                   35.1%          40.8%                         26.4%
=======================================================================================

- Unaudited, prepared by AUO on a consolidated bas
(a) Short term debt refers to all interest bearing debt maturing within one year
(b) Calculated by dividing the average inventory into the annualized cost of goods sold during such period, then multiplying by 365 days

                                                               [GRAPHIC OMITTED]
                       Consolidated Cash Flow Highlights

Amount : NT$ Million
                                  -------        -------         -----          -------
                                    4Q'09          3Q'09           QoQ           FY2009
                                  -------        -------         -----          -------
From Operating Activities          35,472         22,847        12,626           57,041
  Net Income (Loss)                (7,850)         7,420       (15,270)         (27,245)
  Depreciation & Amortization      23,343         23,434           (91)          90,108
  Net Change in Working Capital    20,277         (8,048)       28,326           (4,985)
-------------------------------    ------         -------       ------           ------
From Investing Activities         (16,112)       (17,288)        1,176          (67,456)
  Capital Expenditure             (15,681)       (14,797)         (884)         (61,047)
-------------------------------    ------         -------       ------           ------
From Financing Activities           7,285        (13,594)       20,879           11,925
  Net Change in Debt                6,966        (10,640)       17,606           12,651
-------------------------------    ------         -------       ------           ------
Net Change in Cash(a)              26,837         (7,673)       34,510            2,009

- Unaudited, prepared by AUO on a consolidated basis
(a)  In addition to cash generated from operating, investing and financing activities, net change in cash also included effect on currency exchange of foreign subsidiaries

slide03

                                                               [GRAPHIC OMITTED]

                     Consolidated Revenues by Application

                               [GRAPHIC OMITTED]

- Unaudited, prepared by AUO on a consolidated basis

                                                               [GRAPHIC OMITTED]
                           Large Panel - ASP by Unit

                               [GRAPHIC OMITTED]

- Unaudited, prepared by AUO on a consolidated basis
- Large size refers to panels that are 10 inches and above
- Blended ASP in US$ was translated from NT$ based on average exchange rates announced by Directorate General of Customs, ROC Ministry of Finance of each respective quarter

slide04

                                                               [GRAPHIC OMITTED]
                     Consolidated Shipments & ASP by Area

                               [GRAPHIC OMITTED]
- Unaudited, prepared by AUO on a consolidated basis
- ASP per square meter in US$ was translated from NT$ based on average exchange rates announced by Directorate General of Customs, ROC Ministry of Finance of
  each respective quarter

                                                               [GRAPHIC OMITTED]
                          Consolidated Small & Medium Panel
                             Shipments & Revenues

                               [GRAPHIC OMITTED]

- Unaudited, prepared by AUO on a consolidated basis
- Small & Medium size refers to panels that are under 10 inches slide05

                                                               [GRAPHIC OMITTED]
                                Capacity by Fab

                                                 12/2009        3/2010(F)           Major
                                        Fab     Capacity         Capacity           Products
                                -----------  -----------    -----------------     ----------
L3 (G3.5)                           130,000      130,000       Small/Medium
-----------------------------------------------------------------------------
L3 (G3.5)                       LTPS 20,000  LTPS 20,000       Small/Medium       GRAPHIC
-----------------------------------------------------------------------------       OMITTED]
L4 (G4.0)                            60,000       60,000       Small/Medium
--------------------------------------------------------------------------------------------
L5 (G5.0)                           310,000      310,000        NB, Monitor       GRAPHIC
                                                                                    OMITTED]
--------------------------------------------------------------------------------------------
L6 (G6.0)                           240,000      240,000      Monitor, TV, Public GRAPHIC
                                                                  Info Display      OMITTED]
--------------------------------------------------------------------------------------------
L7 (G7.5)                           100,000      100,000      Monitor, TV, Public GRAPHIC
                                                                  Info Display      OMITTED
--------------------------------------------------------------------------------------------
L8 (G8.5)                            40,000       40,000      TV, Public Info     GRAPHIC
                                                                  Display           OMITTED
--------------------------------------------------------------------------------------------
- Capacity based on monthly glass substrate input

                                                               [GRAPHIC OMITTED]

                                  www.auo.com
                                  -----------
                                  ir@auo.com
                                  ----------

slide06

AU OPTRONICS CORP. CONSOLIDATED BALANCE SHEET December 31, 2009 and 2008
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) )
	December 31, 2009			December 31, 2008		YoY
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and Cash Equivalents	2,674	85,443	13.7	83,435	14.7	2,009	2.4
Available-for-Sale Financial Assets - Current	0	0	0.0	470	0.1	(470)	(100.0)
Notes & Accounts Receivables	1,951	62,345	10.0	23,899	4.2	38,446	160.9
Other Current Financial Assets	71	2,255	0.4	4,150	0.7	(1,894)	(45.7)
Inventories	1,228	39,230	6.3	23,611	4.2	15,619	66.2
Other Current Assets	225	7,187	1.2	10,729	1.9	(3,542)	(33.0)
Total Current Assets	6,149	196,461	31.6	146,293	25.8	50,168	34.3
Long-term Investments	382	12,207	2.0	7,836	1.4	4,371	55.8
Fixed Assets	24,606	786,156	126.3	691,180	121.9	94,976	13.7
Less: Accumulated Depreciation	(12,376)	(395,405)	(63.5)	(301,832)	(53.2)	(93,574)	31.0
Net Fixed Assets	12,230	390,750	62.8	389,348	68.7	1,402	0.4
Other Assets	726	23,195	3.7	23,458	4.1	(263)	(1.1)
Total Assets	19,487	622,613	100.0	566,936	100.0	55,677	9.8

LIABILITIES
Short-term Borrowings	61	1,945	0.3	4,857	0.9	(2,912)	(60.0)
Accounts Payable	2,896	92,530	14.9	58,178	10.3	34,352	59.0
Current Installments of Long-term Borrowings	1,466	46,844	7.5	43,585	7.7	3,259	7.5
Current Financial Liabilities	34	1,088	0.2	29	0.0	1,059	3673.2
Accrued Expense & Other Current Liabilities	1,140	36,431	5.9	24,472	4.3	11,959	48.9
Dividend Payable	3	98	0.0	0	0.0	98	－
Machinery and Equipment Payable	745	23,789	3.8	21,363	3.8	2,426	11.4
Total Current Liabilities	6,345	202,725	32.6	152,485	26.9	50,241	32.9
Long-term Borrowings	3,863	123,424	19.8	96,651	17.0	26,774	27.7
Bonds Payable	302	9,655	1.6	17,691	3.1	(8,036)	(45.4)
Non Current Financial Liabilities	16	516	0.1	829	0.1	(314)	(37.8)
Other Long-term Liabilities	356	11,373	1.8	21	0.0	11,352	53247.9
Total Long-term Liabilities	4,537	144,968	23.3	115,192	20.3	29,776	25.8
Total Liabilities	10,882	347,694	55.8	267,677	47.2	80,017	29.9

SHAREHOLDERS' EQUITY
Common Stock	2,763	88,270	14.2	85,057	15.0	3,213	3.8
Capital Surplus	3,599	114,972	18.5	113,651	20.0	1,321	1.2
Retained Earnings	1,755	56,069	9.0	89,992	15.9	(33,923)	(37.7)
Cumulative Translation Adjustments	53	1,686	0.3	2,331	0.4	(645)	(27.7)
Unrealized Gain(Loss) on Financial Products	34	1,090	0.2	(932)	(0.2)	2,022	－
Net loss not recognized as pension cost	0	0	0.0	(40)	0.0	40	(100.0)
Minority Interest	402	12,832	2.1	9,200	1.6	3,632	39.5
Total Shareholders' Equity	8,605	274,919	44.2	299,259	52.8	(24,340)	(8.1)
Total Liabilities & Shareholders' Equity	19,487	622,613	100.0	566,936	100.0	55,677	9.8

Note: (1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 31.95 per USD as of December 31, 2009

AU OPTRONICS CORP.
CONSOLIDATED INCOME STATEMENT
For the Three Months Ended December 31, 2009 and 2008 and September 30, 2009
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison
	4Q 2009		% of	4Q 2008	YoY	4Q 2009		% of	3Q 2009	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %
Net Sales	3,595	114,861	100.0	59,750	92.2	3,595	114,861	100.0	111,243	3.3
Cost of Goods Sold	3,321	106,096	92.4	80,682	31.5	3,321	106,096	92.4	98,194	8.0
Gross Profit (Loss)	274	8,766	7.6	(20,932)	－	274	8,766	7.6	13,049	(32.8)
Operating Expenses
SG&A	162	5,179	4.5	2,256	129.6	162	5,179	4.5	3,810	36.0
R&D	53	1,686	1.5	775	117.5	53	1,686	1.5	1,688	(0.1)
	215	6,866	6.0	3,031	126.5	215	6,866	6.0	5,497	24.9
Operating Income (Loss)	59	1,900	1.7	(23,962)	－	59	1,900	1.7	7,551	(74.8)
Net Non-Operating Expenses	(344)	(10,977)	(9.6)	(3,682)	198.1	(344)	(10,977)	(9.6)	(299)	3,567.5
Income (Loss) before Income Tax	(284)	(9,077)	(7.9)	(27,645)	(67.2)	(284)	(9,077)	(7.9)	7,252	－
Income Tax Benefit	38	1,227	1.1	1,050	16.9	38	1,227	1.1	168	632.0
Net Income (Loss)	(246)	(7,850)	(6.8)	(26,595)	(70.5)	(246)	(7,850)	(6.8)	7,420	－
Attributable to:
Equity Holders of The Parent Company	(217)	(6,926)	(6.0)	(26,565)	(73.9)	(217)	(6,926)	(6.0)	7,299	－
Minority Interest	(29)	(924)	(0.8)	(30)	2,977.6	(29)	(924)	(0.8)	121	－
Net Income (Loss)	(246)	(7,850)	(6.8)	(26,595)	(70.5)	(246)	(7,850)	(6.8)	7,420	－
Basic Earnings Per Share	(0.02)	(0.78)		(3.03)		(0.02)	(0.78)		0.84
Basic Earnings Per ADR(3)	(0.25)	(7.85)		(30.33)		(0.25)	(7.85)		8.38
Weighted-Average Shares Outstanding ('M)		8,797		8,760			8,797		8,787

Note:	(1)	Unaudited, prepared by AUO based on ROC GAAP
	(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 31.95 per USD as of December 31, 2009
	(3)	1 ADR equals 10 common shares

AU OPTRONICS CORP.
CONSOLIDATED INCOME STATEMENT
For the Year Ended December 31, 2009 and 2008
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison
	2009		% of	2008	YoY
	USD	NTD	Sales	NTD	Chg %
Net Sales	11,247	359,331	100.0	423,928	(15.2)
Cost of Goods Sold	11,026	352,290	98.0	368,600	(4.4)
Gross Profit	220	7,041	2.0	55,328	(87.3)
Operating Expenses
SG&A	504	16,094	4.5	16,900	(4.8)
R&D	194	6,185	1.7	5,335	15.9
	697	22,280	6.2	22,236	0.2
Operating Income (Loss)	(477)	(15,239)	(4.2)	33,092	－
Net Non-Operating Expenses	(376)	(12,028)	(3.3)	(6,821)	76.3
Income (Loss) before Income Tax	(853)	(27,267)	(7.6)	26,271	－
Income Tax Benefit (Expense)	1	23	0.0	(4,629)	－
Net Income (Loss)	(853)	(27,245)	(7.6)	21,642	－
Attributable to:
Equity Holders of The Parent Company	(838)	(26,769)	(7.4)	21,267	－
Minority Interest	(15)	(475)	(0.1)	374	－
Net Income (Loss)	(853)	(27,245)	(7.6)	21,642	－
Basic Earnings Per Share	(0.10)	(3.04)		2.43
Basic Earnings Per ADR(3)	(0.95)	(30.43)		24.28
Weighted-Average Shares Outstanding ('M)		8,797		8,760

Note:	(1)	Unaudited, prepared by AUO based on ROC GAAP
	(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 31.95 per USD as of December 31, 2009
	(3)	1 ADR equals 10 common shares

AU OPTRONICS CORP. CONSOLIDATED STATEMENT OF CASH FLOW For the Period Ended December 31, 2009 and 2008 (Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	2009		2008
	USD	NTD	NTD
Cash Flow from Operating Activities:
Net Income(Loss)	(853)	(27,245)	21,642
Depreciation & Amortization	2,820	90,108	81,188
Investment Loss(Gain) under Equity Method	(4)	(140)	314
Changes in Working Capital	(156)	(4,985)	23,689
Changes in Others	(22)	(697)	5,224
Net Cash Provided by Operating Activities	1,785	57,041	132,058
Cash Flow from Investing Activities:
Acquisition of Property, Plant and Equipment	(1,911)	(61,047)	(98,355)
Proceeds from Disposal of Property, Plant and Equipment	7	236	1,344
Increase in Long-term Investments	(182)	(5,804)	(2,889)
Proceeds from Disposal of Long-term Investments and AFS Investments	36	1,154	271
Derease(Increase) in Restricted Cash in Banks	(13)	(426)	8
Increase in Deferred Assets and Intangible Assets	(35)	(1,121)	(1,502)
Increase in Other Assets	(14)	(448)	(134)
Net Cash Used in Investing Activities	(2,111)	(67,456)	(101,257)
Cash Flow from Financing Activities:
Increase(Decrease) in Short-term Borrowings	(153)	(4,902)	4,721
Increase(Decrease) in Guarantee Deposits	(0)	(6)	3
Increase(Decrease) in Long-term Borrowings and Bonds Payable	549	17,553	(20,694)
Directors' Remuneration and Employees' Compensation	0	0	(1,763)
Cash Dividends	(80)	(2,552)	(19,671)
Employee Stock Options Exercised	0	0	27
Change in Minority Interest	57	1,832	(58)
Net Cash Provided(Used) by Financing Activities	373	11,925	(37,436)
Cash Proceeds from M.Setek Acquisition	26	839	0
Effect of Exchange Rate Changes on Cash	(11)	(341)	181
Net Increase(Decrease) in Cash and Cash Equivalents	63	2,009	(6,455)
Cash and Cash Equivalents at Beginning of Period	2,611	83,435	89,890
Cash and Cash Equivalents at End of Period	2,674	85,443	83,435

Note: (1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 31.95 per USD as of December 31, 2009

AU OPTRONICS CORP. UNCONSOLIDATED BALANCE SHEET December 31, 2009 and 2008
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) )

	December 31, 2009			December 31, 2008		YoY
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and Cash Equivalents	1,788	57,114	10.4	67,727	12.8	(10,613)	(15.7)
Available-for-Sale Financial Assets - Current	0	0	0.0	470	0.1	(470)	(100.0)
Notes & Accounts Receivables	1,868	59,688	10.8	24,122	4.6	35,566	147.4
Other Current Financial Assets	65	2,087	0.4	1,603	0.3	485	30.2
Inventories	935	29,874	5.4	19,456	3.7	10,417	53.5
Other Current Assets	204	6,527	1.2	10,511	2.0	(3,984)	(37.9)
Total Current Assets	4,860	155,291	28.2	123,890	23.4	31,401	25.3
Long-term Investments	1,660	53,043	9.6	40,775	7.7	12,267	30.1
Fixed Assets	20,589	657,816	119.4	609,094	114.9	48,722	8.0
Less: Accumulated Depreciation	(10,551)	(337,112)	(61.2)	(264,888)	(50.0)	(72,224)	27.3
Net Fixed Assets	10,038	320,704	58.2	344,206	64.9	(23,502)	(6.8)
Other Assets	680	21,716	3.9	21,230	4.0	485	2.3
Total Assets	17,238	550,753	100.0	530,102	100.0	20,652	3.9
LIABILITIES
Short-term Borrowing	0	0	0.0	3,700	0.7	(3,700)	(100.0)
Accounts Payable	2,926	93,480	17.0	59,588	11.2	33,892	56.9
Current Installments of Long-term Borrowings	1,238	39,548	7.2	39,248	7.4	300	0.8
Current Financial Liabilities	26	830	0.2	24	0.0	806	3349.3
Accrued Expense & Other Current Liabilities	764	24,398	4.4	18,684	3.5	5,714	30.6
Machinery and Equipment Payable	575	18,361	3.3	19,572	3.7	(1,211)	(6.2)
Total Current Liabilities	5,528	176,618	32.1	140,815	26.6	35,802	25.4
Long-term Borrowings	3,194	102,043	18.5	80,705	15.2	21,337	26.4
Bonds Payable	297	9,500	1.7	17,691	3.3	(8,191)	(46.3)
Non Current Financial Liabilities	16	504	0.1	829	0.2	(325)	(39.2)
Other Long-term Liabilities	0	2	0.0	2	0.0	(0)	(17.2)
Total Long-term Liabilities	3,507	112,049	20.3	99,228	18.7	12,821	12.9
Total Liabilities	9,035	288,666	52.4	240,043	45.3	48,623	20.3
SHAREHOLDERS' EQUITY
Common Stock	2,763	88,270	16.0	85,057	16.0	3,213	3.8
Capital Surplus	3,599	114,972	20.9	113,651	21.4	1,321	1.2
Retained Earnings	1,755	56,069	10.2	89,992	17.0	(33,923)	(37.7)
Cumulative Translation Adjustments	53	1,686	0.3	2,331	0.4	(645)	(27.7)
Unrealized Gain(Loss) on Financial Products	34	1,090	0.2	(932)	(0.2)	2,022	－
Net loss not recognized as pension cost	0	0	0.0	(40)	0.0	40	(100.0)
Total Shareholders' Equity	8,203	262,087	47.6	290,059	54.7	(27,972)	(9.6)
Total Liabilities & Shareholders' Equity	17,238	550,753	100.0	530,102	100.0	20,652	3.9

Note: (1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 31.95 per USD as of December 31, 2009

AU OPTRONICS CORP.
UNCONSOLIDATED INCOME STATEMENT
For the Three Months Ended December 31, 2009 and 2008 and September 30, 2009
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison
	4Q 2009		% of	4Q 2008	YoY	4Q 2009		% of	3Q 2009	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %
Net Sales	3,445	110,064	100.0	59,518	84.9	3,445	110,064	100.0	108,200	1.7
Cost of Goods Sold	3,222	102,928	93.5	81,733	25.9	3,222	102,928	93.5	97,674	5.4
Gross Profit (Loss)	223	7,136	6.5	(22,215)	－	223	7,136	6.5	10,526	(32.2)
Operating Expenses
SG&A	116	3,699	3.4	1,708	116.5	116	3,699	3.4	2,737	35.1
R&D	51	1,641	1.5	775	111.7	51	1,641	1.5	1,623	1.1
	167	5,340	4.9	2,484	115.0	167	5,340	4.9	4,360	22.5
Operating Income (Loss)	56	1,796	1.6	(24,699)	－	56	1,796	1.6	6,165	(70.9)
Net Non-Operating Income (Expenses)	(318)	(10,147)	(9.2)	(2,864)	254.3	(318)	(10,147)	(9.2)	821	－
Income (Loss) before Income Tax	(261)	(8,352)	(7.6)	(27,563)	(69.7)	(261)	(8,352)	(7.6)	6,986	－
Income Tax Benefit	45	1,426	1.3	998	42.9	45	1,426	1.3	312	356.5
Net Income (Loss)	(217)	(6,926)	(6.3)	(26,565)	(73.9)	(217)	(6,926)	(6.3)	7,299	－
Basic Earnings Per Share	(0.02)	(0.78)		(3.03)		(0.02)	(0.78)		0.84
Basic Earnings Per ADR(3)	(0.25)	(7.85)		(30.33)		(0.25)	(7.85)		8.38
Weighted-Average Shares Outstanding ('M)		8,797		8,760			8,797		8,787

Note:	(1)	Unaudited, prepared by AUO based on ROC GAAP
(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 31.95 per USD as of December 31, 2009
(3)	1 ADR equals 10 common shares

AU OPTRONICS CORP. UNCONSOLIDATED STATEMENT OF CASH FLOW For the Period Ended December 31, 2009 and 2008 (Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	2009		2008
Cash Flow from Operating Activities:	USD	NTD	NTD

Net Income(Loss)	(838)	(26,769)	21,267
Depreciation & Amortization	2,430	77,643	71,421
Investment Gain under Equity Method	(108)	(3,440)	(1,660)
Changes in Working Capital	(53)	(1,705)	26,138
Changes in Others	(44)	(1,405)	4,366
Net Cash Provided by Operating Activities	1,387	44,323	121,532
Cash Flow from Investing Activities:
Acquisition of Property, Plant and Equipment	(1,622)	(51,814)	(86,251)
Proceeds from Disposal of Property, Plant and Equipment	7	224	473
Increase in Long-term Investments	(353)	(11,280)	(8,489)
Proceeds from Disposal of Long-term Investments and AFS Investments	59	1,891	299
Decrease(Increase) in Restricted Cash in Banks	(3)	(104)	9
Increase in Deferred Assets and Intangible Assets	(28)	(886)	(1,405)
Decrease(Increase) in Other Assets	3	93	(89)
Net Cash Used in Investing Activities	(1,937)	(61,876)	(95,454)
Cash Flow from Financing Activities:
Increase(Decrease) in Short-term Borrowings	(116)	(3,700)	3,700
Decrease in Guarantee Deposits	(0)	(0)	(3)
Increase(Decrease) in Long-term Borrowings and Bonds Payable	423	13,514	(20,999)
Directors' Remuneration and Employees' Compensation	0	0	(1,763)
Cash Dividends	(80)	(2,552)	(19,671)
Employee Stock Options Exercised	0	0	27
Net Cash Provided(Used) by Financing Activities	227	7,262	(38,710)

Effect of Exchange Rate Changes on Cash	(10)	(322)	(173)
Net Decrease in Cash and Cash Equivalents	(332)	(10,613)	(12,805)
Cash and Cash Equivalents at Beginning of Period	2,120	67,727	80,532
Cash and Cash Equivalents at End of Period	1,788	57,114	67,727

Note: (1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 31.95 per USD as of December 31, 2009